UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number of Class of Securities)

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$110,000,000	$13,695

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $110,000,000 in value of shares of the Common Stock, par value $0.01 per share, of Greenhill & Co., Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,594.42	Filing Party: Greenhill & Co., Inc.
Form or Registration No.: SCHEDULE TO	Date Filed: September 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), on February 13, 2018, as amended and supplemented on March 1, 2018 and March 15, 2018, in connection with the Company’s offer to purchase up to $110.0 million in value of shares of its common stock, $0.01 par value per share (the “Shares”), at a price not greater than $20.50 nor less than $18.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase dated February 13, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal.

ITEM 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

On March 19, 2018, Greenhill issued a press release announcing the final results of the tender offer, which expired at 11:59 P.M., New York City time, on Wednesday, March 14, 2018. A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2018.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(1)(G)	Press Release issued by the Company on February 12, 2018 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on February 12, 2018).*

(a)(5)(A)	Press Release, dated March 15, 2018.*

(a)(5)(B)	Press Release, dated March 19, 2018.**

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*

(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(5)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

Exhibit Number	Description

(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(8)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification - Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification - Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs) - Four Year 20%, 20%, 30% and 30% Vesting incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*

(d)(11)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

*	Previously filed.
**	Filed herewith.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENHILL & CO., INC.

By:	/s/ Ricardo Lima
Name:	Ricardo Lima
Title:	Secretary

Date: March 19, 2018

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2018.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(1)(G)	Press Release issued by the Company on February 12, 2018 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on February 12, 2018).*

(a)(5)(A)	Press Release, dated March 15, 2018.*

(a)(5)(B)	Press Release, dated March 19, 2018.**

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*

(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(5)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(8)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification - Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification - Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs) - Four Year 20%, 20%, 30% and 30% Vesting incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*

(d)(11)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

*	Previously filed.
**	Filed herewith.